SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 17, 2019 regarding “Second quarter report 2019”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 17, 2019

Second quarter report 2019

Stockholm, July 17, 2019

Second quarter highlights

•	Sales were SEK 54.8 (49.8) b. Sales adjusted for comparable units and currency increased by 7% driven by growth in Networks in North America and North East Asia. Reported sales grew by 10%.

•	Gross margin was 36.6% (34.8%). Gross margin excluding restructuring charges was 36.7% (36.7%).

•

Networks gross margin excluding restructuring charges improved to 41.4% (40.2%) YoY. Sequentially, Networks gross margin decreased from 43.2%, mainly due to costs related to a previously communicated license settlement agreement, negative impact from strategic contracts and lower IPR licensing revenues.

•

Operating income was SEK 3.7 (0.2) b. and operating margin was 6.8% (0.3%). Operating income excluding restructuring charges was SEK 3.9 (2.0) b. and operating margin excluding restructuring charges was 7.0% (4.1%).

•	Net income improved to SEK 1.8 (-1.8) b.

•	Free cash flow before M&A was SEK 2.2 (-0.2) b. Net cash amounted to SEK 33.8 (33.1) b.

SEK b.	Q2 2019	Q2 2018	YoY change	Q1 2019	QoQ change	6 months 2019	6 months 2018
Net sales	54.8	49.8	10%	48.9	12%	103.7	93.2
Sales growth adj. for comparable units and currency	—	—	7%	—	—	—	—
Gross margin	36.6%	34.8%	—	38.4%	—	37.5%	34.5%
Operating income (loss)	3.7	0.2	—	4.9	-24%	8.6	-0.1
Operating margin	6.8%	0.3%	—	10.0%	—	8.3%	-0.2%
Net income (loss)	1.8	-1.8	—	2.4	-23%	4.3	-2.5
EPS diluted SEK	0.51	-0.58	—	0.70	-27%	1.21	-0.83
EPS (non-IFRS) SEK1)	0.59	-0.09	—	0.80	-26%	1.39	0.02
Free cash flow excluding M&A	2.2	-0.2	—	4.1	-45%	6.3	0.6
Net cash, end of period	33.8	33.1	2%	36.1	-7%	33.8	33.1
Gross margin excluding restructuring charges	36.7%	36.7%	—	38.5%	—	37.5%	36.3%
Operating income (loss) excluding restructuring charges	3.9	2.0	89%	5.1	-24%	9.0	2.9
Operating margin excluding restructuring charges	7.0%	4.1%	—	10.4%	—	8.6%	3.1%

1)

EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1 Ericsson | Second Quarter Report 2019

CEO comments

Organic sales growth1) was 7% in the quarter, mainly driven by sales in North America and North East Asia. We see strong momentum in our 5G business with both new contracts and new commercial launches as well as live networks. To date, we have provided solutions for almost two-thirds of all commercially launched 5G networks.

5G momentum is increasing. Initially, 5G will be a capacity enhancer in metropolitan areas. However, over time, new exciting innovations for 5G will come with IoT use cases, leveraging the speed, latency and security 5G can provide. This provides opportunities for our customers to capture new revenues as they provide additional benefits to consumers and businesses.

In the quarter, gross margin2) was unchanged YoY at 36.7%, with improvements in segment Networks being offset by lower margins in Digital Services and Managed Services.

Networks had another solid quarter with an organic sales growth1) of 11% YoY, driven by 4G and 5G investments in North America and North East Asia as well as increased volumes related to strategic contracts. While the strategic contracts will be margin accretive in the long term, the impact on near-term profitability is negative. In the quarter we had a negative impact on gross margin and expect this impact to increase during the second half of the year. In addition, costs related to the previously announced license settlement agreement impacted margins negatively. Despite this, gross margin2) improved to 41.4% (40.2%) YoY mainly due to increased IPR revenues. To ensure we meet customer requirements for fast and agile deliveries, we have decided to invest in a state-of-the-art 5G production site in the US to complement our global supply chain.

In Digital Services we continue to execute on the plan to reach low single-digit margins for 2020. The improvements are not linear and will vary between quarters. Organic sales1) in Digital Services were down by -3% YoY as a result of rapid decline in legacy products. Gross margin2) was 37.1% (42.6%). The decline in gross margin was mainly driven by a change in sales mix. The mix may vary between quarters. Our 5G and Cloud native portfolio is gaining customer traction and we are increasing related R&D investments to ensure portfolio readiness. The reshaped BSS strategy is gaining momentum and contracts were signed with several new customers in the quarter. The share of recurrent business is increasing, we are tracking towards having 75% of the 45 critical and non-strategic contracts addressed by year-end and we have cost efficiency programs in place throughout Digital Services.

In Managed Services the strategy is to enhance the customer offering by relying more on automation, machine learning and AI, which will longer-term improve the margin profile of the business. Near-term margins are negatively impacted by the increase in R&D investments. Organic sales1) declined by -6%, mainly explained by the negative effect from the customer contract reviews. Gross margin2) declined to 12.3% (14.0%) YoY, negatively impacted by timing of costs.

Organic sales growth1) in Emerging Business and Other was 24% driven by a continued growth in iconectiv. Operating income2) improved YoY to SEK -0.7 (-1.2) b. supported by increased profits in iconectiv and the divestment of MediaKind. In this segment we invest in initiatives that aim to scale and help create future business for Ericsson. With the exception of iconectiv, the portfolio is still in an early investment phase.

Driven by improved earnings, free cash flow excluding M&A improved to SEK 2.2 (-0.2) b.

We are in ongoing settlement negotiations with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) in connection with their previously reported investigation under the U.S. Foreign Corrupt Practices Act (FCPA). We are not able to estimate the length of these settlement discussions. Further, as this is an ongoing legal matter we cannot provide any detail. However, it is our current assessment that the resolution of these matters will result in material financial and other measures, the magnitude and impact of which cannot be reliably estimated or ascertained at this time.

We continue to take strategic contracts and the large-scale network deployments expected to commence in parts of Asia, will gradually impact margins negatively in the short term but strengthen our position in the long term. Continued technology and market investments, especially in 5G, automation and AI, are fundamental for long-term competitiveness and a key part of our focused strategy to strengthen our long-term business and path to reaching our targets for 2020 and 2022.

Börje Ekholm

President and CEO

1)	Organic sales growth: Sales growth adjusted for comparable units and currency

2)	Excluding restructuring charges

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to increase by 3% for full-year 2019 with 2% CAGR for 2018-2023. (Source: Dell’Oro.)

Ericsson related

Net sales

•	Two-year average sales seasonality between Q2 and Q3 is 3%. The current sales level in North America is expected to remain throughout 2019.

•	The revenues for current IPR licensing contract portfolio is approximately SEK 9 b. on an annual basis.

Gross margin

•	Strategic contracts in Networks, with initially low margins, taken to strengthen the market position, will have a negative impact on gross margin without jeopardizing the 2020 target. The negative impact is expected to increase in 2H 2019.

•	Large 5G deployments in parts of Asia are expected to commence at the end of 2019 and will gradually impact gross margin negatively in the short term.
•	The share of services sales in North America is expected to gradually increase, impacting gross margin negatively.

•	The targeted improvements in Digital Services are not linear and will vary between quarters.

Operating expenses

•	Operating expenses typically decrease somewhat between Q2 and Q3 due to seasonality.

•	Costs for 5G field trials will continue to impact SG&A.

•	Networks R&D expenses are expected to flatten out.

Restructuring charges

•	Restructuring charges for full-year 2019 are estimated to be SEK -2 to -4 b. (the previous estimate was SEK -3 to -5 b.).

Currency exposure

•	Rule of thumb: A change of 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on operating margin.

2 Ericsson | Second Quarter Report 2019	CEO comments

Financial highlights

SEK b.	Q2 2019	Q2 2018	YoY change	Q1 2019	QoQ change	6 months 2019	6 months 2018
Net sales	54.8	49.8	10%	48.9	12%	103.7	93.2
Sales growth adj. for comparable units and currency	—	—	7%	—	—	—	—
Gross income	20.1	17.3	16%	18.8	7%	38.9	32.2
Gross margin (%)	36.6%	34.8%	—	38.4%	—	37.5%	34.5%
Research and development (R&D) expenses	-9.5	-9.8	—	-9.2	4%	-18.7	-18.9
Selling and administrative expenses	-7.0	-7.1	—	-6.0	15%	-13.0	-13.2
Impairment losses on trade receivables	0.2	-0.4	—	0.6	-73%	0.7	-0.4
Other operating income and expenses	0.1	0.0	—	0.8	-91%	0.8	0.1
Operating income (loss)	3.7	0.2	—	4.9	-24%	8.6	-0.1
Operating margin (%)	6.8%	0.3%	—	10.0%	—	8.3%	-0.2%
Financial income and expenses, net	-0.4	-0.8	-46%	-0.6	-27%	-1.0	-1.4
Taxes	-1.5	-1.2	25%	-1.9	-23%	-3.3	-1.0
Net income (loss)	1.8	-1.8	—	2.4	-23%	4.3	-2.5
Restructuring charges	-0.1	-1.9	—	-0.2	-43%	-0.3	-3.1
Gross income excluding restructuring charges	20.1	18.3	10%	18.8	7%	38.9	33.9
Gross margin excluding restructuring charges	36.7%	36.7%	—	38.5%	—	37.5%	36.3%
R&D expenses excluding restructuring charges	-9.5	-9.3	2%	-9.0	5%	-18.5	-18.0
SG&A expenses excluding restructuring charges	-6.9	-6.6	5%	-6.0	15%	-12.9	-12.7
Operating income (loss) excl. restructuring charges	3.9	2.0	89%	5.1	-24%	9.0	2.9
Operating margin excluding restructuring charges	7.0%	4.1%	—	10.4%	—	8.6%	3.1%

Net sales

Sales adjusted for comparable units and currency increased by 7% YoY, driven by growth in Networks. Networks sales adjusted for comparable units and currency increased by 11% YoY, with strong sales growth in North America and in North East Asia. Digital Services sales adjusted for comparable units and currency declined by -3% YoY due to lower legacy product sales. Managed Services sales adjusted for comparable units and currency declined by -6% YoY, as a result of exited contracts. Sales adjusted for comparable units and currency in Emerging Business and Other increased by 24% YoY driven by growth in iconectiv.

Reported sales increased by 10% YoY.

Sequentially, sales as well as sales adjusted for comparable units and currency increased following a seasonally weak Q1.

IPR licensing revenues

IPR licensing revenues increased to SEK 2.2 (1.8) b. YoY. The increase was mainly due to new contracts signed and currency effects of a stronger USD versus SEK. Sequentially IPR licensing revenues decreased from SEK 2.5 b. after a strong Q1.

Gross margin

Gross margin increased to 36.6% (34.8%) YoY. Gross margin excluding restructuring charges was flat at 36.7%. Networks gross margin increased, partly due to increased IPR and licensing revenues. Gross margin declined YoY in Digital Services, Managed Services as well as in Emerging Business and Other.

Sequentially, gross margin decreased to 36.6% from 38.4%. Gross margin excluding restructuring charges decreased to 36.7% from 38.5% mainly due to lower gross margin in Networks. Networks gross margin was negatively impacted by costs related to the announced license settlement agreement, lower IPR and licensing revenues as well as an increased share of strategic contracts.

Operating expenses

R&D expenses decreased to SEK -9.5 (-9.8) b. YoY. R&D expenses excluding restructuring charges increased to SEK -9.5 (-9.3) b., negatively impacted by currency effects. R&D expenses increased in Networks and Managed Services. The increase was however partly offset by lower R&D expenses in Digital Services and Emerging Business and Other. The net impact of capitalized and amortized development expenses was SEK 0.1 (-0.3) b.

Selling and administrative (SG&A) expenses slightly decreased to SEK -7.0 (-7.1) b. YoY. SG&A expenses excluding restructuring charges increased to SEK -6.9 (-6.6) b. YoY, negatively impacted by costs for field trials and currency effects.

Impairment losses on trade receivables were positive at SEK 0.2 (-0.4) b., due to a provision for impairment losses on trade receivables which was converted to a provision for customer financing. The corresponding negative amount was reported as SG&A expenses.

Operating expenses increased sequentially due to seasonality, lower positive impact from impairment of accounts receivables, higher provisions for variable payments and negative currency effects.

Other operating income and expenses

Other operating income and expenses was flat YoY at SEK 0.1 b.

Restructuring charges

Restructuring charges decreased to SEK -0.1 (-1.9) b. YoY.

3 Ericsson | Second Quarter Report 2019	Financial highlights

Operating income and margin

Operating income and margin improved YoY to SEK 3.7 (0.2) b. and 6.8% (0.3%) respectively. Operating income and margin excluding restructuring charges improved to SEK 3.9 (2.0) b. and 7.0% (4.1%) respectively, as a result of increased sales.

Sequentially, operating income and margin decreased to SEK 3.7 b. from SEK 4.9 b. and to 6.8% from 10.0% respectively. Operating income excluding restructuring charges decreased to SEK 3.9 b. from SEK 5.1 b.

In Q1 2019, operating income was significantly supported by capital gains of SEK 0.8 b. and reversal of a provision for trade receivables of SEK 0.7 b.

Financial income and expenses, net

Financial income and expenses (net) improved to SEK -0.4 (-0.8) b. YoY, mainly due to lower negative effects of foreign exchange revaluation. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial income and expenses (net) by SEK 0.0 (-0.3) b. The SEK was flat against the USD between March 31, 2019 (SEK/USD rate 9.26) and June 30, 2019 (SEK/USD rate 9.27). In the quarter, interest expenses on financial leases were SEK -0.1 (0.0) b. as an effect of IFRS 16 implementation.

Taxes

Taxes were SEK -1.5 (-1.2) b., which equals to a tax rate of 44%, and include a non-recurring major tax provision. The Company has implemented IFRIC 23, which requires quarterly assessments of uncertain tax positions. This has led to variations of taxes between quarters. The tax rate on income before tax is calculated based on the forecasted geographical distribution of profits for 2019.

Net income (loss) and EPS

Net income increased to SEK 1.8 (-1.8) b. and EPS diluted increased to SEK 0.51 (-0.58) YoY.

Employees

The number of employees on June 30, 2019, was 94,756, a net increase of 176 employees in the quarter.

4 Ericsson | Second Quarter Report 2019	Financial highlights

Market area sales

	Second quarter 2019					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	5.0	0.9	1.0	0.0	7.0	0%	13%
North East Asia	5.4	0.9	0.2	0.0	6.5	37%	70%
North America	14.2	2.2	1.2	0.0	17.7	23%	9%
Europe and Latin America	8.1	2.9	2.9	0.1	14.1	1%	7%
Middle East and Africa	3.1	1.6	1.0	0.0	5.6	-3%	4%
Other 1)	2.0	0.4	0.0	1.5	3.9	-1%	-8%

Total	37.8	9.0	6.3	1.7	54.8	10%	12%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

South East Asia, Oceania and India

Sales remained flat YoY. Managed Services sales increased, mainly as a result of a contract won in 2018. Digital Services sales decreased due to lower legacy product sales in India, while Networks sales were stable.

North East Asia

Sales increased YoY, primarily driven by Networks sales with 5G deliveries in South Korea and continued 4G deployment in mainland China to accommodate increased traffic demand. Digital Services sales grew, mainly through achieving project milestones. 5G commercial licenses have been issued recently in mainland China.

North America

Sales increased YoY, driven by continued 4G and 5G investments by all major customers. Managed Services sales grew, driven by strong sales of variable parts in large customer contracts.

Europe and Latin America

Sales slightly increased YoY. Networks sales increased driven by earlier announced contract wins in Europe. Managed Services sales declined due to earlier communicated customer contract exits.

Middle East and Africa

Sales declined YoY. Networks and Digital Services sales declined due to timing of project milestones. Managed Services sales declined due to earlier communicated customer contract exits.

Other

Sales were flat YoY. Growth in IPR licensing revenues and iconectiv (part of segment Emerging Business and Other) was offset by the divestment of MediaKind. IPR licensing revenues amounted to SEK 2.2 (1.8) b., supported by a new contract signed in Q1 2019 and currency effects of a stronger USD versus SEK.

5 Ericsson | Second Quarter Report 2019	Market area sales

Segment results

Networks

SEK b.	Q2 2019	Q2 2018	YoY change	Q1 2019	QoQ change	6 months 2019	6 months 2018
Net sales	37.8	32.4	17%	33.5	13%	71.3	61.0
Of which products	26.7	22.3	20%	23.8	12%	50.5	41.8
Of which IPR licensing revenues	1.8	1.5	24%	2.1	-11%	3.9	3.0
Of which services	11.1	10.1	10%	9.7	14%	20.8	19.2
Sales growth adjusted for comparable units and currency	—	—	11%	—	—	—	—
Gross income	15.7	12.6	25%	14.5	8%	30.1	23.7
Gross margin	41.4%	38.8%	—	43.2%	—	42.3%	38.8%
Operating income	5.7	3.5	60%	5.5	4%	11.2	6.9
Operating margin	15.0%	10.9%	—	16.3%	—	15.6%	11.3%
Restructuring charges	0.0	-0.7	—	0.0	—	0.0	-1.2
Gross income excl. restructuring charges	15.7	13.0	20%	14.5	8%	30.1	24.6
Gross margin excl. restructuring charges	41.4%	40.2%	—	43.2%	—	42.2%	40.3%
Operating income excl. restructuring charges	5.7	4.3	32%	5.5	4%	11.2	8.1
Operating margin excl. restructuring charges	15.0%	13.3%	—	16.4%	—	15.7%	13.4%

Net sales

Sales adjusted for comparable units and currency increased by 11% YoY. The increase is mainly due to strong growth in North America and in North East Asia, driven by 4G and 5G investments.

Reported sales increased by 17% YoY.

Gross margin

Gross margin increased to 41.4% (38.8%) YoY. Gross margin excluding restructuring charges increased to 41.4% (40.2%) mainly driven by higher IPR licensing revenues and a favorable business mix. The increase was partly offset by costs related to a previously announced license settlement agreement, ending patent infringement lawsuits, and negative impact from strategic contracts. The strategic contracts are taken to strengthen the market position and their negative impact on gross margin may vary between quarters.

Gross margin decreased to 41.4% from 43.2% QoQ. The decrease was mainly due to costs related to the new license settlement agreement, certain negative impact from strategic contracts and lower IPR licensing revenues.

Operating income and margin

Operating income increased to SEK 5.7 (3.5) b. YoY and operating margin improved to 15.0% (10.9%). Operating income excluding restructuring charges increased to SEK 5.7 (4.3) b. and operating margin improved to 15.0% (13.3%). The improvement was driven by higher sales and higher gross margin but was partly offset by increased R&D and SG&A expenses. R&D expenses increased due to investments in 5G. The total impact of amortization and capitalization of development expenses and of recognition and deferral of hardware costs contributed with SEK 0.4 (0.0) b. to operating income.

Strategy execution

As presented at the 2018 Capital Markets Day, the target for Networks is to generate an operating margin of 15-17% (excluding restructuring charges) by 2020. Important ongoing strategic activities are to:

•	Invest in R&D to safeguard a leading product portfolio and cost leadership

•	Increase investments in automation and serviceability driving down costs

•	Selectively gain market share based on technology and cost competitiveness.

At the close of the quarter, across radio and core, Ericsson had supplied equipment to 15 live 5G networks.

6 Ericsson | Second Quarter Report 2019	Segment results | Networks

Digital Services

SEK b.	Q2 2019	Q2 2018	YoY change	Q1 2019	QoQ change	6 months 2019	6 months 2018
Net sales	9.0	8.8	2%	7.8	15%	16.8	16.1
Of which products	4.6	4.5	3%	3.9	17%	8.5	8.4
Of which IPR licensing revenues	0.4	0.3	24%	0.5	-11%	0.9	0.7
Of which services	4.4	4.4	0%	3.9	13%	8.3	7.7
Sales growth adjusted for comparable units and currency	—	—	-3%	—	—	—	—
Gross income	3.3	3.5	-4%	2.9	15%	6.2	6.4
Gross margin	36.8%	39.1%	—	36.8%	—	36.8%	39.5%
Operating income (loss)	-1.4	-2.4	—	-1.8	—	-3.2	-5.0
Operating margin	-15.6%	-26.9%	—	-23.0%	—	-19.1%	-30.9%
Restructuring charges	-0.1	-0.9	—	-0.2	—	-0.3	-1.5
Gross income excl. restructuring charges	3.3	3.8	-11%	2.9	14%	6.3	6.9
Gross margin excl. restructuring charges	37.1%	42.6%	—	37.6%	—	37.3%	42.7%
Operating income (loss) excl. restructuring charges	-1.3	-1.5	—	-1.6	—	-2.9	-3.5
Operating margin excl. restructuring charges	-14.6%	-16.9%	—	-20.6%	—	-17.4%	-21.9%

Net sales

Reported sales increased by 2% YoY. Sales adjusted for comparable units and currency declined by -3% YoY impacted by lower legacy product sales, primarily in India. The decline was partly offset by growth in the new portfolio for Cloud Infrastructure and Operations Support Systems (OSS).

Gross margin

Gross margin decreased to 36.8% (39.1%) YoY. Gross margin excluding restructuring charges declined to 37.1% (42.6%), negatively impacted by a business mix with a lower share of software sales. The business mix may vary between quarters depending on project mix and timing.

Gross margin excluding restructuring charges declined to 37.1% from 37.6% QoQ, due to a business mix with a lower share of software sales.

Operating income (loss)

Operating income was SEK -1.4 (-2.4) b. Operating income excluding restructuring charges was SEK -1.3 (-1.5) b., with a positive impact from reduced operating expenses. Operating expenses, excluding restructuring charges and excluding the net impact from capitalized and amortized development expenses, declined by SEK 0.9 b. in the first six months 2019 despite adverse currency effects. The net impact of capitalized and amortized development expenses was SEK -0.3 (-0.4) b. in the quarter.

Strategy execution

Top priority for Digital Services is to turn the segment into a profitable business, targeting low single-digit operating margin by 2020 (excluding restructuring charges).

A key activity for turnaround of the Digital Services business is to complete, renegotiate or exit 45 identified critical and non-strategic customer contracts. Two additional contracts were addressed in the quarter, and a total of 27 contracts have been addressed to date. This is in line with the plan to have completed 75% of the 45 contracts by the end of 2019.

New ways of working and investments in automation to further improve R&D efficiency as well as investments in the new portfolio of 5G and cloud-native products will continue to strengthen the current market position and prepare Digital Services for profitable growth.

New product offerings were launched in the quarter, including Ericsson Edge NFVi (Network Function Virtualization infrastructure), an edge solution for distributed cloud services, and Ericsson Partner VNF (Virtual Network Functions) Certification Program for virtual network function vendors. These cloud and NFVi offerings are part of the Ericsson 5G Platform. Rolling 12 months sales of the new portfolio increased by 13%, driven by customer investments in 4G and 5G.

At the close of the quarter, across radio and core, Ericsson had supplied equipment to 15 live 5G networks.

7 Ericsson | Second Quarter Report 2019	Segment results | Digital Services

Managed Services

SEK b.	Q2 2019	Q2 2018	YoY change	Q1 2019		QoQ change	6 months 2019	6 months 2018
Net sales	6.3	6.5	-3%	5.9		8%	12.2	12.4
Sales growth adjusted for comparable units and currency	—	—	-6%	—		—	—	—
Gross income	0.8	0.8	-4%	1.0		-25%	1.8	1.3
Gross margin	12.3%	12.4%	—	17.7%		—	14.9%	10.5%
Operating income	0.2	0.3	-32%	1.3		-84%	1.5	0.4
Operating margin	3.2%	4.6%	—	21.4%		—	11.9%	3.2%
Restructuring charges	0.0	-0.1	—	0.0		—	0.0	-0.2
Gross income excl. restructuring charges	0.8	0.9	-15%	1.0		-25%	1.8	1.5
Gross margin excl. restructuring charges	12.3%	14.0%	—	17.7%		—	14.9%	11.7%
Operating income excl. restructuring charges	0.2	0.4	-52%	1.3	1)	-84%	1.5	0.6
Operating margin excl. restructuring charges	3.2%	6.5%	—	21.4%		—	12.0%	4.6%

1)	Q1 2019 Operating income was SEK 0.5 b., when excluding restructuring charges and reversal of a provision for impairment of trade receivables

Net sales

Sales adjusted for comparable units and currency decreased by -6% YoY due to earlier communicated customer contract exits. Sales in Network Design & Optimization (project business) showed growth.

Reported sales decreased by -3% YoY. Sales increased adjusted for customer contract exits.

Gross margin

Gross margin was stable YoY. Gross margin excluding restructuring charges declined to 12.3% (14.0%) YoY, mainly due to timing of costs.

Gross margin decreased to 12.3% from 17.7% QoQ, mainly due to timing of costs. Gross margin in Q1 2019 was supported by seasonally lower costs.

Operating income and margin

Operating income decreased to SEK 0.2 (0.3) b. YoY. Operating income excluding restructuring charges declined to SEK 0.2 (0.4) b., mainly as a result of lower gross margin and increased investments in automation, analytics and AI-driven offerings.

Operating income declined to SEK 0.2 b. from SEK 1.3 b. QoQ. Reversal of a provision for impairment of trade receivables of SEK 0.7 b. had a significant positive impact in Q1 2019. In addition, operating expenses increased sequentially mainly as a result of continued investments in automation, analytics and AI-driven offerings.

Operating margin for the first six months 2019 was 5.8%, excluding restructuring charges and the positive effect from reversal of a provision for impairment of trade receivables, of SEK 0.7 b., in Q1 2019. This in line with the 2020 ambition.

Strategy execution

AI and automation are essential to managing the increasing complexity of current and future networks. To address and lead the evolution from network-centric towards user-experience-centric operations, in Q1 2019 Ericsson launched a new AI-based managed services offering for operators – the Ericsson Operations Engine. This offering addresses the increasing network complexity, including operators’ need to handle growing volumes of devices, multiple technologies (4G, 5G, IoT), and more diverse service requirements.

Further investments continue to be made in automation, analytics and AI-driven offerings, to support 5G, IoT and cloud as well as to increase service delivery efficiency.

As presented at the 2018 Capital Markets Day, the ambition for Managed Services is to improve operating margin to 5-8% (excluding restructuring charges) in 2020.

8 Ericsson | Second Quarter Report 2019	Segment results | Managed Services

Emerging Business and Other (includes Emerging Business, iconectiv, Red Bee Media and Media Solutions)

SEK b.	Q2 2019	Q2 2018	YoY change	Q1 2019		QoQ change	6 months 2019	6 months 2018
Net sales	1.7	2.1	-18%	1.8		-4%	3.4	3.7
Of which Emerging Business and iconectiv	1.0	0.7	44%	1.0		2%	2.1	1.3
Of which Red Bee Media	0.6	0.6	8%	0.6		2%	1.2	1.1
Of which Media Solutions	0.0	0.7	—	0.1		—	0.1	1.3
Sales growth adjusted for comparable units and currency	—	—	24%	—		—	—	—
Gross income	0.3	0.5	-38%	0.4		-24%	0.7	0.8
Gross margin	18.5%	24.4%	—	23.4%		—	21.0%	22.9%
Operating income (loss)	-0.7	-1.3	—	0.0		—	-0.8	-2.5
Operating margin	-44.1%	-63.5%	—	-1.7%		—	-22.4%	-66.9%
Restructuring charges	0.0	-0.1	—	0.0			0.0	-0.2
Gross income excl. restructuring charges	0.3	0.6	-43%	0.4		-22%	0.7	1.0
Gross margin excl. restructuring charges	19.2%	27.4%	—	23.5%		—	21.4%	26.0%
Operating income (loss) excl. restructuring charges	-0.7	-1.2	—	0.0	1)	—	-0.7	-2.3
Of which Emerging Business, iconectiv and common costs	-0.5	-0.7	—	-0.5		18%	-1.0	-1.3
Of which Red Bee Media	0.0	-0.1	—	0.0		—	0.0	-0.2
Of which Media Solutions	-0.2	-0.4	—	0.4		—	0.3	-0.8
Operating margin excl. restructuring charges	-42.8%	-57.4%	—	-1.3%		—	-21.6%	-61.9%

1)	Q1 2019 Operating income was SEK -0.8 b., when excluding restructuring charges and capital gains of SEK 0.8 b. in Media Solutions and Red Bee Media

Net sales

Reported sales decreased by -18% YoY due to the 51% divestment of MediaKind. Sales adjusted for comparable units and currency increased by 24% YoY. The increase was driven by iconectiv, specifically the number portability contract in the United States for which deliveries started in May 2018.

Reported Sales decreased QoQ, due to the 51% divestment of MediaKind in Q1 2019.

Gross margin

Gross margin declined to 18.5% (24.4%) YoY. Gross margin excluding restructuring charges declined to 19.2% (27.4%). The decline was mainly due to the divestment of 51% of MediaKind and to a provision of SEK -0.1 b. for a customer claim related to a legacy product.

Gross margin decreased QoQ to 18.5% from 23.4%. Gross margin excluding restructuring charges decreased to 19.2% from 23.5% mainly due to a provision for a customer claim related to a legacy product.

Operating income (loss)

Operating income improved to SEK -0.7 (-1.3) b. YoY. Operating income excluding restructuring charges improved to SEK -0.7 (-1.2) b., driven by increased profits in iconectiv and reduced losses in Media Solutions.

Media Solutions (MediaKind and transaction-related costs etc.) operating income excluding restructuring charges was SEK -0.2 (-0.4) b. The quarterly result includes Ericsson’s 49% share in earnings of the Media-Kind business. Capital gains of SEK 0.7 b. from this divestment in February 2019 had a positive impact on operating income in Q1 2019.

Red Bee Media operating income excluding restructuring charges was SEK 0.0 (-0.1) b. Capital gains related to the divestment of certain assets in Red Bee Media had a positive impact on operating income in Q1 2019.

Operating income for Emerging business, iconectiv and common costs excluding restructuring charges was SEK -0.5 (-0.7) b. The improvement was due to increased sales in iconectiv. Operating income excluding restructuring charges declined QoQ due to lower gross margin.

Strategy execution

Emerging Business and iconectiv

Selective and disciplined investments and a lean startup approach have been implemented in Emerging Business, to build a position and grow sales in new areas. iconectiv offers software-based interconnection solutions, providing number portability between operators. With the exception of iconectiv, the portfolio is still in an early investment phase with focus on generating sales and scaling the business. The main go-to-market model is via mobile operators, leveraging access to licensed spectrum.

Red Bee Media

The target remains; to achieve a sustainable profitable business by continuing to develop and manage the business as an independent and focused media services entity within Ericsson.

Media Solutions

51% of the MediaKind business was divested on February 1, 2019. After the transaction, Ericsson carries 49% of the MediaKind results as “share in earnings of JV and associated companies”.

9 Ericsson | Second Quarter Report 2019	Segment results | Emerging Business and Other

Cash flow

SEK b.	Q2 2019	Q2 2018	Q1 2019	6 months 2019	6 months 2018
Net income reconciled to cash	5.0	-0.3	5.5	10.4	-1.3
Changes in operating net assets	-1.3	1.7	0.3	-1.0	4.3
Cash flow from operating activities	3.6	1.4	5.8	9.4	3.0
Cash flow from investing activities	1.0	1.6	3.3	4.3	-0.2
Cash flow from financing activities	-4.6	-3.7	-2.6	-7.2	-3.8
Effect of exchange rate changes on cash	0.0	1.0	0.6	0.6	2.1
Net change in cash and cash equivalents	0.0	0.4	7.1	7.1	1.2
Free cash flow excluding M&A	2.2	-0.2	4.1	6.3	0.6
Free cash flow	2.2	-0.6	4.4	6.6	-0.3

Operating activities

Net income reconciled to cash was SEK 5.0 (-0.3) b. mainly driven by improved profitability. Cash flow from operating activities was SEK 3.6 (1.4) b. and includes SEK -1.3 b. in changes in operating net assets.

Inventory and trade payables increased due to high business activity while trade receivables decreased driven by strong collection. Sale of trade receivables continued to trend downwards and decreased YoY. Provisions decreased in the quarter, mainly as a result of cash outlays of SEK 2.1 (1.5) b. of which SEK 0.4 (0.8) b. were restructuring charges. Contract liabilities decreased by SEK 1.6 b.

Total cash outlays for 2019, related to the balance for provision as of December 31, 2018, are estimated to be SEK 10 b., of which cash outlays in the quarter were SEK 3.7 b. (including SEK 1.7 b. related to earlier BSS provision). Total cash outlays for the first six months were SEK 6.9 b.

Investing activities

Cash flow from investing activities was SEK 1.0 (1.6) b. including SEK 2.4 b. of decreased interest-bearing securities (i.e. government/ mortgage bonds). Cash flow from investments in property, plant and equipment was SEK -1.1 (-1.0) b., following investments in test equipment. Cash flow from capitalized development expenses was SEK -0.4 (-0.3) b. following increased R&D activities in 5G.

Financing activities

Cash flow from financing activities was SEK -4.6 (-3.7) b. of which the main part relates to payment of dividends of SEK -3.3 b.

Free cash flow

Free cash flow excluding M&A was SEK 2.2 (-0.2) b. and free cash flow (including M&A) was SEK 2.2 (-0.6) b. The increase was mainly driven by improved net income reconciled to cash, partly offset by cash outlays for earlier made provisions.

Effects from implementation of IFRS 16 “Leases”

Cash flow from operating activities was positively impacted by SEK 0.6 b. Financing activities were negatively impacted by amortization of the leasing liability of the same amount. These effects generated a free cash flow that was positively impacted by SEK 0.6 b. through the implementation of IFRS 16.

10 Ericsson | Second Quarter Report 2019	Cash flow

Financial position

SEK b.	Jun 30 2019	Jun 30 2018	Mar 31 2019
+ Cash and cash equivalents	45.5	37.0	45.5
+ Interest-bearing securities, current	6.4	8.3	3.2
+ Interest-bearing securities, non-current	17.1	21.5	23.0

Gross cash	69.0	66.9	71.7

– Borrowings, current	2.2	2.6	3.0
– Borrowings, non-current	33.0	31.1	32.5

Net cash	33.8	33.1	36.1

Equity	84.5	93.6	84.5
Total assets	280.4	265.3	284.0
Capital turnover (times)	1.3	1.2	1.3
Return on capital employed (%)	11.0%	-0.2%	12.6%
Equity ratio (%)	30.1%	35.3%	29.8%
Return on equity (%)	9.4%	-5.8%	10.8%

Gross cash decreased by SEK -2.7 b. QoQ as a result of payments of dividends. Net cash decreased by SEK -2.4 b. QoQ. Gross cash was SEK 69.0 b. and net cash was SEK 33.8 b. Net cash does not include lease liabilities.

Liabilities for post-employments benefits increased in the quarter, to SEK 33.9 b. from SEK 30.7 b., due to lower interest rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 10.3 b. lower as of June 30, 2019.

The average maturity of long-term borrowings as of June 30, 2019, was 2.9 years, a decrease from 3.9 years 12 months earlier.

11 Ericsson | Second Quarter Report 2019	Financial position

Parent Company

Income after financial items was SEK 0.8 (1.7) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities non-current) amounted to SEK 51.1 (53.6) b.

There was a decrease in intercompany lending of SEK 4.1 b. and in intercompany borrowing of SEK 12.7 b. in the second quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,767,149 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock on June 30, 2019, was 28,855,118 Class B shares.

12 Ericsson | Second Quarter Report 2019	Parent Company

Other information

Ericsson’s Nomination Committee appointed

On April 26, 2019, Ericsson announced that its Nomination Committee for the Annual General Meeting 2020 had been appointed.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB

•	Karl Åberg, AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse

•	Jonas Synnergren, Cevian Capital Partners Limited

•	Anders Oscarsson, AMF – Försäkring och Fonder

•	Ronnie Leten, the Chair of the Board of Directors.

Johan Forssell is the Chair of the Nomination Committee.

Stella Medlicott appointed Senior Vice President and Head of Marketing & Corporate Relations

On June 4, 2019 Ericsson announced that, effective June 10, 2019, Stella Medlicott is appointed Senior Vice President and Head of Group Function Marketing & Corporate Relations at Ericsson. Stella Medlicott is a member of Ericsson’s Executive Team, reporting to CEO. As a member of Ericsson’s Executive Team, Stella Medlicott replaces Helena Norrman as of June 10, 2019.

Ericsson and Intellectual Ventures signed license agreement

On June 10, 2019 Ericsson announced that Ericsson and Intellectual Ventures have signed a license agreement ending all patent infringement lawsuits between the companies, including a lawsuit that went to trial earlier this year and resulted in a USD 43 million jury verdict for Intellectual Ventures. Since 2012, Intellectual Ventures has filed a number of patent infringement lawsuits against Ericsson and its customers in the U.S. and Europe seeking injunctions and monetary damages. The terms of the agreement are confidential.

SEC and DOJ inquiries

Ericsson is in ongoing settlement negotiations with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) in connection with their previously reported investigation under the U.S. Foreign Corrupt Practices Act (FCPA). Ericsson is not able to estimate the length of these settlement discussions. Further, as this is an ongoing legal matter the Company cannot provide any detail. However, based on the current status of the discussions, it is Ericsson’s assessment that the resolution of these matters will result in material financial and other measures, the magnitude and impact of which cannot be reliably estimated or ascertained at this time. Potential future cash outflows are currently not possible to reliably estimate. Accordingly, no provisions have been recorded for such potential exposure.

13 Ericsson | Second Quarter Report 2019	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2018. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

•	Ericsson is in ongoing settlement negotiations with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) in connection with their previously reported investigation under the U.S. Foreign Corrupt Practices Act (FCPA). Ericsson is not able to estimate the length of these settlement discussions. Further, as this is an ongoing legal matter the Company cannot provide any detail. However, based on the current status of the discussions, it is Ericsson’s assessment that the resolution of these matters will result in material financial and other measures, the magnitude and impact of which cannot be reliably estimated or ascertained at this time. Potential future cash outflows are currently not possible to reliably estimate. Accordingly, no provisions have been recorded for such potential exposure.
•	As with other companies across the world, cyber-attacks are targeting Ericsson’s infrastructure, products, operations, and personnel, which requires the Company to invest in defensive countermeasures throughout the organization and in Ericsson’s supply chain. As attacks continue to increase in frequency and severity, there is no guarantee that existing protections will prevent material adverse effects on Ericsson’s business, operations, financial condition, reputation and brand.

•	Geopolitical turbulence and trade frictions, e.g. between China and the USA, and continued or increased tension in parts of the world, such as the Middle East, may continue to prevail and to increasingly be a matter to address for Ericsson and its customers. This could result in material negative impact on Ericsson’s global operations, lead to increased, unrecoverable, costs and may have a negative impact on the Company’s profitability. It may also be disruptive to Ericsson’s international supply chain and export/import activities (including component supply, manufacturing, sourcing and deliveries of products and services).

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 17, 2019

14 Ericsson | Second Quarter Report 2019	Risk factors

Board Assurance

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 17, 2019

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Helena Stjernholm Deputy Chair	Ronnie Leten Chair	Jacob Wallenberg Deputy Chair

Jon Fredrik Baksaas Member of the Board	Jan Carlson Member of the Board	Nora Denzel Member of the Board

Eric A. Elzvik Member of the Board	Kurt Jofs Member of the Board	Kristin S. Rinne Member of the Board

Börje Ekholm President, CEO and member of the Board

Torbjörn Nyman Member of the Board	Kjell-Åke Soting Member of the Board	Roger Svensson Member of the Board

15 Ericsson | Second Quarter Report 2019	Board Assurance

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to conference calls on July 17, 2019; one starting at 09.00 (CET) and the other at 14.00 (CET).

Live audio webcasts of the conference calls as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 713 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

16 Ericsson | Second Quarter Report 2019	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2018.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

17 Ericsson | Second Quarter Report 2019	Forward-looking statements

Financial statements

and other information

Contents

Financial statements
19	Consolidated income statement
19	Statement of comprehensive income (loss)
20	Consolidated balance sheet
21	Consolidated statement of cash flows
22	Consolidated statement of changes in equity
22	Consolidated income statement – isolated quarters
23	Consolidated statement of cash flows – isolated quarters
24	Parent Company income statement
24	Parent Company statement of comprehensive income (loss)
25	Parent Company balance sheet

Additional information
26	Accounting policies
27	Changes applied in Q1 2019
27	Changes applied in Q2 2019
28	Net sales by segment by quarter
29	Sales growth adjusted for comparable units and currency
29	Gross income (loss) and gross margin by segment by quarter
30	Operating income (loss) and operating margin by segment by quarter
31	EBITA and EBITA margin by segment by quarter
32	Net sales by market area by quarter
33	Top 5 countries in sales
33	Net sales by market area by segment
34	IPR licensing revenues by segment by quarter
34	Provisions
35	Information on investments
36	Other information
36	Number of employees

Items excluding restructuring charges
37	Restructuring charges by function
37	Restructuring charges by segment
38	Gross income (loss) and gross margin excluding restructuring charges by segment
39	Operating income (loss) and operating margin excluding restructuring charges by segment

Alternative performance measures
40	Sales growth adjusted for comparable units and currency
41	Items excluding restructuring charges
42	EBITA and EBITA margin
42	Cash conversion
43	Gross cash and net cash, end of period
43	Capital employed
43	Capital turnover
44	Return on capital employed
44	Equity ratio
44	Return on equity
45	Earnings (loss) per share (non-IFRS)
45	Free cash flow and free cash flow excluding M&A

18 Ericsson | Second Quarter Report 2019	Financial statements and other information

Financial statements

Consolidated income statement

	Apr-Jun			Jan-Jun
SEK million	2019	2018	Change	2019	2018	Change
Net sales	54,810	49,808	10%	103,716	93,219	11%
Cost of sales	-34,739	-32,475	7%	-64,866	-61,028	6%

Gross income	20,071	17,333	16%	38,850	32,191	21%

Gross margin (%)	36.6%	34.8%		37.5%	34.5%
Research and development expenses	-9,518	-9,783	-3%	-18,685	-18,856	-1%
Selling and administrative expenses	-6,964	-7,053	-1%	-12,995	-13,209	-2%
Impairment losses on trade receivables	151	-369	-141%	710	-397	-279%

Operating expenses	-16,331	-17,205	-5%	-30,970	-32,462	-5%

Other operating income and expenses	66	11		839	95
Shares in earnings of JV and associated companies	-67	26		-84	29

Operating income (loss)	3,739	165		8,635	-147

Financial income and expenses, net	-441	-810	-46%	-1,046	-1,351	-23%

Income after financial items	3,298	-645		7,589	-1,498

Taxes	-1,451	-1,157	25%	-3,339	-1,029	224%

Net income (loss)	1,847	-1,802		4,250	-2,527

Net income (loss) attributable to:
Stockholders of the Parent Company	1,705	-1,885		4,022	-2,722
Non-controlling interests	142	83		228	195
Other information
Average number of shares, basic (million)	3,304	3,290		3,302	3,288
Earnings (loss) per share, basic (SEK) 1)	0.52	-0.58		1.22	-0.83
Earnings (loss) per share, diluted (SEK) 2)	0.51	-0.58		1.21	-0.83

1)	Based on net income (loss) attributable to stockholders of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Apr-Jun		Jan-Jun
SEK million	2019	2018	2019	2018
Net income (loss)	1,847	-1,802	4,250	-2,527

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-2,624	123	-5,450	-726
Revaluation of borrowings due to change in credit risk	-108	8	-535	66
Tax on items that will not be reclassified to profit or loss	601	-186	1,257	-53
Items that may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-37	—	-206	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	—
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—
Changes in cumulative translation adjustments	188	1,742	1,595	3,041
Share of other comprehensive income on JV and associated companies	8	9	46	20
Tax on items that may be reclassified to profit or loss	7	—	42	—

Total other comprehensive income (loss), net of tax	-1,965	1,696	-3,251	2,348

Total comprehensive income (loss)	-118	-106	999	-179

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	-257	-216	753	-416
Non-controlling interest	139	110	246	237

19 Ericsson | Second Quarter Report 2019	Financial statements

Consolidated balance sheet

SEK million	Jun 30 2019	Mar 31 2019	Dec 31 2018
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,971	3,971	4,237
Goodwill	30,964	30,870	30,035
Intellectual property rights, brands and other intangible assets	2,467	2,682	3,474
Property, plant and equipment	13,192	13,188	12,849
Right-of-use assets	8,227	8,440	—
Financial assets
Equity in JV and associated companies	1,766	1,830	611
Other investments in shares and participations	1,380	1,366	1,515
Customer finance, non-current	2,428	1,932	1,180
Interest-bearing securities, non-current	17,091	23,022	23,982
Other financial assets, non-current	5,986	6,056	6,559
Deferred tax assets	29,169	29,689	23,152

	116,641	123,046	107,594

Current assets
Inventories	36,135	33,024	29,255
Contract assets	12,593	11,411	13,178
Trade receivables	44,956	50,529	51,172
Customer finance, current	1,109	1,955	1,704
Other current receivables	17,148	15,357	20,844
Interest-bearing securities, current	6,367	3,183	6,625
Cash and cash equivalents	45,498	45,453	38,389

	163,806	160,912	161,167

Total assets	280,447	283,958	268,761

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	84,488	84,619	86,978
Non-controlling interest in equity of subsidiaries	45	-87	792

	84,533	84,532	87,770

Non-current liabilities
Post-employment benefits	33,919	30,714	28,720
Provisions, non-current	2,646	2,670	5,471
Deferred tax liabilities	1,178	792	670
Borrowings, non-current	33,040	32,533	30,870
Lease liabilities, non-current	7,699	8,470	—
Other non-current liabilities	2,160	2,118	4,346

	80,642	77,297	70,077

Current liabilities
Provisions, current	8,712	9,363	10,537
Borrowings, current	2,160	3,015	2,255
Lease liabilities, current	2,397	1,776	—
Contract liabilities	37,264	38,605	29,348
Trade payables	31,388	30,842	29,883
Other current liabilities	33,351	38,528	38,891

	115,272	122,129	110,914

Total equity and liabilities	280,447	283,958	268,761

Assets pledged as collateral	5,824	5,657	5,681
Contingent liabilities 1)	1,511	1,470	1,638

1)

Contingent liabilities does not include any amounts related to investigation by the SEC and the DOJ about Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). For information about the investigation by the SEC and the DOJ, please refer to “Other information” on page 13 of this report.

20 Ericsson | Second Quarter Report 2019	Financial statements

Consolidated statement of cash flows

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Operating activities
Net income (loss)	1,847	-1,802	4,250	-2,527	-6,276
Adjustments to reconcile net income to cash
Taxes	310	-1,071	1,114	-3,386	-1,897
Earnings/dividends in JV and associated companies	71	-19	95	-15	-23
Depreciation, amortization and impairment losses	2,274	2,065	4,600	3,956	8,318
Other	450	568	374	708	1,432

Net income reconciled to cash	4,952	-259	10,433	-1,264	1,554

Changes in operating net assets
Inventories	-3,065	-1,910	-6,016	-4,723	-4,807
Customer finance, current and non-current	384	547	-527	947	1,085
Trade receivables and contract assets	3,338	1,661	7,683	8,977	-2,047
Trade payables	1,833	1,252	1,853	654	2,436
Provisions and post-employment benefits	-480	478	-3,939	-369	6,696
Contract liabilities	-1,641	-233	6,822	524	-808
Other operating assets and liabilities, net	-1,698	-94	-6,921	-1,731	5,233

	-1,329	1,701	-1,045	4,279	7,788

Cash flow from operating activities	3,623	1,442	9,388	3,015	9,342
Investing activities
Investments in property, plant and equipment	-1,098	-951	-2,412	-1,807	-3,975
Sales of property, plant and equipment	184	52	416	175	334
Acquisitions/divestments of subsidiaries and other operations, net	3	-431	302	-880	-1,285
Product development	-446	-325	-903	-579	-925
Other investing activities	-36	-398	-201	-237	-523
Interest-bearing securities	2,414	3,656	7,087	3,122	2,242

Cash flow from investing activities	1,021	1,603	4,289	-206	-4,132

Cash flow before financing activities	4,644	3,045	13,677	2,809	5,210
Financing activities
Dividends paid	-3,308	-3,289	-4,294	-3,289	-3,425
Lease liabilities	-623	—	-1,227	—	—
Other financing activities	-680	-383	-1,690	-477	-652

Cash flow from financing activities	-4,611	-3,672	-7,211	-3,766	-4,077

Effect of exchange rate changes on cash	13	980	644	2,123	1,372
Net change in cash and cash equivalents	46	353	7,110	1,166	2,505

Cash and cash equivalents, beginning of period	45,453	36,697	38,389	35,884	35,884

Cash and cash equivalents, end of period	45,499	37,050	45,499	37,050	38,389

21 Ericsson | Second Quarter Report 2019	Financial statements

Consolidated statement of changes in equity

	Jan-Jun		Jan-Dec
SEK million	2019	2018	2018
Opening balance 1)	87,770	97,571	97,571
Adjustment due to new accounting standards 2)	-249	-983	-983

Adjusted opening balance	87,521	96,588	96,588

Total comprehensive income (loss)	999	-179	-6,176
Sale/repurchase of own shares	86	49	107
Stock issue, net	—	—	—
Long-term variable compensation plans	221	391	677
Dividends paid	-4,294	-3,289	-3,425
Transactions with non-controlling interests	—	—	-1

Closing balance	84,533	93,560	87,770

1)	Opening balance of 2018 has been restated for IFRS 15.
2)	Opening balance adjustment in 2019 due to IFRS 16, and in 2018 due to IFRS 9.

Consolidated income statement - isolated quarters

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
Cost of sales	-34,739	-30,127	-47,430	-34,180	-32,475	-28,553

Gross income	20,071	18,779	16,379	19,630	17,333	14,858

Gross margin (%)	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%
Research and development expenses	-9,518	-9,167	-10,665	-9,388	-9,783	-9,073
Selling and administrative expenses	-6,964	-6,031	-7,685	-6,625	-7,053	-6,156
Impairment losses on trade receivables	151	559	386	-409	-369	-28

Operating expenses	-16,331	-14,639	-17,964	-16,422	-17,205	-15,257

Other operating income and expenses	66	773	-294	31	11	84
Shares in earnings of JV and associated companies	-67	-17	27	2	26	3

Operating income (loss)	3,739	4,896	-1,852	3,241	165	-312

Financial income and expenses, net	-441	-605	-715	-639	-810	-541

Income after financial items	3,298	4,291	-2,567	2,602	-645	-853

Taxes	-1,451	-1,888	-3,930	146	-1,157	128

Net income (loss)	1,847	2,403	-6,497	2,748	-1,802	-725

Net income (loss) attributable to:
Stockholders of the Parent Company	1,705	2,317	-6,553	2,745	-1,885	-837
Non-controlling interests	142	86	56	3	83	112
Other information
Average number of shares, basic (million)	3,304	3,300	3,296	3,293	3,290	3,286
Earnings (loss) per share, basic (SEK) 1)	0.52	0.70	-1.99	0.84	-0.58	-0.25
Earnings (loss) per share, diluted (SEK) 2)	0.51	0.70	-1.99	0.83	-0.58	-0.25

1)	Based on net income (loss) attributable to stockholders of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

22 Ericsson | Second Quarter Report 2019	Financial statements

Consolidated statement of cash flows - isolated quarters

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	1,847	2,403	-6,497	2,748	-1,802	-725
Adjustments to reconcile net income to cash
Taxes	310	804	3,590	-2,101	-1,071	-2,315
Earnings/dividends in JV and associated companies	71	24	-36	28	-19	4
Depreciation, amortization and impairment losses	2,274	2,326	2,469	1,893	2,065	1,891
Other	450	-76	376	348	568	140

Net income reconciled to cash	4,952	5,481	-98	2,916	-259	-1,005

Changes in operating net assets
Inventories	-3,065	-2,951	1,689	-1,773	-1,910	-2,813
Customer finance, current and non-current	384	-911	-863	1,001	547	400
Trade receivables and contract assets	3,338	4,345	-7,521	-3,503	1,661	7,316
Trade payables	1,833	20	829	953	1,252	-598
Provisions and post-employment benefits	-480	-3,459	7,330	-265	478	-847
Contract liabilities	-1,641	8,463	-1,112	-220	-233	757
Other operating assets and liabilities, net	-1,698	-5,223	4,033	2,931	-94	-1,637

	-1,329	284	4,385	-876	1,701	2,578

Cash flow from operating activities	3,623	5,765	4,287	2,040	1,442	1,573

Investing activities
Investments in property, plant and equipment	-1,098	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	184	232	57	102	52	123
Acquisitions/divestments of subsidiaries and other operations, net	3	299	20	-425	-431	-449
Product development	-446	-457	-195	-151	-325	-254
Other investing activities	-36	-165	-96	-190	-398	161
Interest-bearing securities	2,414	4,673	-910	30	3,656	-534

Cash flow from investing activities	1,021	3,268	-2,204	-1,722	1,603	-1,809

Cash flow before financing activities	4,644	9,033	2,083	318	3,045	-236

Financing activities
Dividends paid	-3,308	-986	-134	-2	-3,289	—
Lease liabilities	-623	-604	—	—	—	—
Other financing activities	-680	-1,010	-429	254	-383	-94

Cash flow from financing activities	-4,611	-2,600	-563	252	-3,672	-94

Effect of exchange rate changes on cash	13	631	811	-1,562	980	1,143
Net change in cash and cash equivalents	46	7,064	2,331	-992	353	813

Cash and cash equivalents, beginning of period	45,453	38,389	36,058	37,050	36,697	35,884

Cash and cash equivalents, end of period	45,499	45,453	38,389	36,058	37,050	36,697

23 Ericsson | Second Quarter Report 2019	Financial statements

Parent Company income statement

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross income	—	—	—	—	—
Operating expenses	-236	-352	-757	-506	-1,686
Other operating income and expenses	518	411	969	754	2,111

Operating income	282	59	212	248	425

Financial net	649	1,295	596	1,472	5,340

Income after financial items	931	1,354	808	1,720	5,765

Transfers to (–) / from untaxed reserves	—	—	—	—	-1,535
Taxes	-45	-72	-76	-155	-36

Net income	886	1,282	732	1,565	4,194

Parent Company statement of comprehensive income

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Net income	886	1,282	732	1,565	4,194
Revaluation of borrowings due to change in credit risk	-109	-8	-445	50	91
Tax on items that will not be reclassified to profit or loss	23	2	92	-11	-19
Available-for-sale financial assets
Gains/losses arising during the period	—	—	—	—	—
Reclassification adjustments on gains/losses included in profit or loss	—	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—	—
Tax on items that may be reclassified to profit or loss	—	—	—	—	—

Total other comprehensive income, net of tax	-86	-6	-353	39	72

Total comprehensive income	800	1,276	379	1,604	4,266

24 Ericsson | Second Quarter Report 2019	Financial statements

Parent Company balance sheet

	Jun 30	Dec 31
SEK million	2019	2018
ASSETS
Fixed assets
Intangible assets	74	139
Tangible assets	275	259
Financial assets 1) 2)	105,117	109,177

	105,466	109,575

Current assets
Inventories	—	—
Receivables 2)	24,182	38,760
Short-term investments	5,844	6,268
Cash and cash equivalents	28,179	27,850

	58,205	72,878

Total assets	163,671	182,453

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,164
Non-restricted equity 2)	37,859	40,752

	86,023	88,916

Provisions	51	86
Non-current liabilities 2)	33,129	62,581
Current liabilities	44,468	30,870

Total stockholders’ equity, provisions and liabilities	163,671	182,453

1) Of which interest-bearing securities, non-current	17,091	23,982

2)   The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK -4 million, non-restricted equity decreased by SEK -28 million, and non-current liabilities increased by SEK 31 million.

25 Ericsson | Second Quarter Report 2019	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2018 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2019

One new IFRS standard IFRS 16 “Leases” and one new interpretation IFRIC 23 “Uncertainty over income tax treatments” are effective as from January 1, 2019. IFRIC 23, has not had a material impact on the Company’s financial statements.

IFRS 16 – Leases

Presentation in the financial statements

The Company has implemented this standard using the cumulative catch-up method, which means that the prior periods financial statements and key ratios presented in this quarterly report have not been restated to reflect adoption of this new standard.

Based on the new requirements under IFRS 16, right-of-use assets and lease liabilities have been added as new lines in the consolidated balance sheet and lease liabilities as a new line in the statement of cash flows. The right-of-use assets and liabilities were previously reported as off-balance and repayment to lessors was reported as a part of cash flow from operating activities. Now the amortization of lease liabilities is reported as cash flow from financing activities.

Transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied the new standard as from January 1, 2019. At transition, the Company has applied the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company has applied the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4. The Company has also applied the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the transition date. This expedient has been applied as a substitute for the measurement of impairment for the related right-of-use assets. Impairment testing will be applied going-forward.

•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

The Company has implemented the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance in equity at transition date. No restated information has been presented for previous years.

The Company has, as a lessee, recognized lease liabilities for leases previously classified as operating leases. The weighted average incremental borrowing rate applied to lease liabilities recognized in the balance sheet at the transition date was 5.4%. Right-of-use assets have for most contracts been recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets have been recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is SEK 249 million lower than the related liabilities. This difference causes the reduction of equity as per transition date.

Under IAS 17 operating leases were not recognized in the balance sheet of a lessee. Future undiscounted minimum lease payments obligations were however disclosed in a note, see note C3 Leasing in the annual report of 2018, amounting to SEK 13.4 billion. The lease liabilities were as per January 1st, 2019 recognized in the balance sheet with SEK 10.4 billion. The difference is mainly related to the discounting effect of the liability. The liability is calculated as the net present value of the future payments, while the numbers disclosed according to IAS 17 was not discounted – as prescribed in IAS 17. And also, the exclusion of lease payments related to low-value assets from the balance sheet, they are instead expensed straight-line in the income statement.

Opening balance sheet impact of IFRS 16

SEK million	IFRS 16 adjustment
Right-of-use assets	8,651
Lease liabilities, current	2,195
Lease liabilities, non-current	8,203
Equity	249

In the transition the following items have been considered: Onerous contracts with SEK 767 million, straight-lining, periodization of lease costs, with SEK 721 million and other net adjustments with SEK 10 million. The tax effect on the equity posting is deemed to be immaterial. There is no impact on the income statement.

The impact of right-of-use assets increased the total asset value by approximately 3%.

Accounting policy—IFRS 16 Leases

Leasing when the Company is the lessee

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

The Company recognizes right-of-use assets and lease liabilities arising from all leases in the balance sheet, with some exceptions. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right.

26 Ericsson | Second Quarter Report 2019	Additional information

In the assessment of a lease contract the lease components are separated from non-lease components and the lease term is defined considering any extension or termination options.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted normally using the Company’s incremental borrowing rate. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate, residual values and penalties for termination of contracts.

The right-of-use asset is initially measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs, and restoration costs.

The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low-value recognizing the lease payments for those leases as an expense on a straight-line basis over the lease term.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

APM impact in 2019

Lease interest expense is reported under finance costs according to IFRS 16, which is different from prior to 2019, when it was embedded in the lease expense for operating leases, either as costs of sales or operating expenses. This has had a positive impact on the APM operating margin of approximately 0.3 percentage points year-to-date, because lease interest expense is no longer a part of this measurement. The EBITA year-to-date has increased with SEK 276 million for the same reason.

The reported amortization of lease liabilities is reported as financing cash flows under IFRS 16 and not as operating cash flows as prior to 2019. The impact of this reclassification year-to-date in 2019 is SEK 1,227 million and impacts the APM Free cash flow positively. The APM Cash conversion has also improved for the same reason. The timing of the cash flows is not impacted.

Because right-of-use assets under IFRS 16 are included in total assets the APM capital employed has increased by approximately 5%. The APM equity ratio has decreased for the same reason.

Changes applied in Q1 2019

Cash flow hedge accounting

The company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and operating income recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time. From Q1 2019, the Company has entered into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designated these as hedging instruments.

When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in the Income Statement within Financial income or expenses. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released from OCI as a reclassification adjustment and recognized in net sales.

Market area reporting

As of Q1 2019, sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America). Comparative periods have been restated to reflect this change. In Q1 2019, these sales were SEK 151 (103) million. Also “Number of employees” by market area has been updated to reflect this change.

Changes applied in Q2 2019

Restatement – change to the presentation of financial income and expenses

Due to the significant variations in SEK rates in recent months, the Company has considered the change in reporting of foreign exchange effect to reflect how foreign exchange transaction risk is managed on a net basis in the Company. Previously foreign exchange effects were reported within both Financial Income and Financial Expense depending on whether they relate to assets or liabilities. In the Annual Report the foreign exchange effect will be presented as a net amount, reported separately from other financial income and expenses items.

In line with this change the Company also elected to present all financial income and expense, including the foreign exchange effect, on the Income Statement as a single line item ‘Financial income and expenses, net’. Previously, Financial Income and Financial Expenses were presented as separate line items on the Income Statement. The Income Statement for Q2 2019 and all comparative periods have been restated to reflect the new presentation of ‘Financial income and expenses, net’.

27 Ericsson | Second Quarter Report 2019	Additional information

Net sales by segment by quarter

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	37,819	33,481	41,641	35,934	32,393	28,602
Of which Products	26,698	23,765	29,803	25,336	22,319	19,473
Of which Services	11,121	9,716	11,838	10,598	10,074	9,129
Digital Services	8,991	7,817	13,007	8,987	8,833	7,262
Of which Products	4,611	3,937	7,462	4,582	4,467	3,947
Of which Services	4,380	3,880	5,545	4,405	4,366	3,315
Managed Services	6,323	5,856	6,881	6,465	6,528	5,896
Emerging Business and Other	1,677	1,752	2,280	2,424	2,054	1,651

Total	54,810	48,906	63,809	53,810	49,808	43,411

	2019		2018
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13%	-20%	16%	11%	13%	-23%
Of which Products	12%	-20%	18%	14%	15%	-23%
Of which Services	14%	-18%	12%	5%	10%	-22%
Digital Services	15%	-40%	45%	2%	22%	-39%
Of which Products	17%	-47%	63%	3%	13%	-39%
Of which Services	13%	-30%	26%	1%	32%	-38%
Managed Services	8%	-15%	6%	-1%	11%	-15%
Emerging Business and Other	-4%	-23%	-6%	18%	24%	-21%

Total	12%	-23%	19%	8%	15%	-25%

	2019		2018
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17%	17%	12%	13%	2%	-10%
Of which Products	20%	22%	17%	17%	5%	-11%
Of which Services	10%	6%	1%	5%	-3%	-7%
Digital Services	2%	8%	10%	1%	-11%	-10%
Of which Products	3%	0%	16%	-6%	-17%	-9%
Of which Services	0%	17%	3%	8%	-4%	-12%
Managed Services	-3%	-1%	0%	-2%	-2%	-6%
Emerging Business and Other	-18%	6%	9%	22%	2%	-7%

Total	10%	13%	10%	9%	-1%	-9%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	71,300	33,481	138,570	96,929	60,995	28,602
Of which Products	50,463	23,765	96,931	67,128	41,792	19,473
Of which Services	20,837	9,716	41,639	29,801	19,203	9,129
Digital Services	16,808	7,817	38,089	25,082	16,095	7,262
Of which Products	8,548	3,937	20,458	12,996	8,414	3,947
Of which Services	8,260	3,880	17,631	12,086	7,681	3,315
Managed Services	12,179	5,856	25,770	18,889	12,424	5,896
Emerging Business and Other	3,429	1,752	8,409	6,129	3,705	1,651

Total	103,716	48,906	210,838	147,029	93,219	43,411

	2019		2018
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17%	17%	5%	2%	-4%	-10%
Of which Products	21%	22%	7%	3%	-3%	-11%
Of which Services	9%	6%	-1%	-2%	-5%	-7%
Digital Services	4%	8%	-2%	-7%	-11%	-10%
Of which Products	2%	0%	-3%	-11%	-13%	-9%
Of which Services	8%	17%	-1%	-2%	-8%	-12%
Managed Services	-2%	-1%	-3%	-3%	-4%	-6%
Emerging Business and Other	-7%	6%	7%	6%	-2%	-7%

Total	11%	13%	3%	0%	-5%	-9%

28 Ericsson | Second Quarter Report 2019	Additional information

Sales growth adjusted for comparable units and currency

	2019		2018
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11%	10%	6%	5%	2%	-2%
Digital Services	-3%	0%	5%	-6%	-12%	-3%
Managed Services	-6%	-5%	-5%	-8%	-3%	-4%
Emerging Business and Other 1)	24%	38%	1%	11%	1%	-2%

Total 1)	7%	7%	4%	1%	-1%	-2%

	2019		2018
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11%	10%	3%	2%	0%	-2%
Digital Services	-2%	0%	-4%	-7%	-8%	-3%
Managed Services	-6%	-5%	-5%	-5%	-3%	-4%
Emerging Business and Other 1)	30%	38%	3%	3%	-1%	-2%

Total 1)	7%	7%	1%	-1%	-2%	-2%

1) Adjusted for MediaKind divestment.

Gross income (loss) and gross margin by segment by quarter

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15,670	14,455	16,626	14,835	12,565	11,127
Digital Services	3,311	2,878	-1,240	3,208	3,458	2,892
Managed Services	779	1,036	781	805	809	491
Emerging Business and Other	311	410	212	782	501	348

Total	20,071	18,779	16,379	19,630	17,333	14,858

	2019		2018
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.4%	43.2%	39.9%	41.3%	38.8%	38.9%
Digital Services	36.8%	36.8%	-9.5%	35.7%	39.1%	39.8%
Managed Services	12.3%	17.7%	11.4%	12.5%	12.4%	8.3%
Emerging Business and Other	18.5%	23.4%	9.3%	32.3%	24.4%	21.1%

Total	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	30,125	14,455	55,153	38,527	23,692	11,127
Digital Services	6,189	2,878	8,318	9,558	6,350	2,892
Managed Services	1,815	1,036	2,886	2,105	1,300	491
Emerging Business and Other	721	410	1,843	1,631	849	348

Total	38,850	18,779	68,200	51,821	32,191	14,858

	2019		2018
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42.3%	43.2%	39.8%	39.7%	38.8%	38.9%
Digital Services	36.8%	36.8%	21.8%	38.1%	39.5%	39.8%
Managed Services	14.9%	17.7%	11.2%	11.1%	10.5%	8.3%
Emerging Business and Other	21.0%	23.4%	21.9%	26.6%	22.9%	21.1%

Total	37.5%	38.4%	32.3%	35.2%	34.5%	34.2%

29 Ericsson | Second Quarter Report 2019	Additional information

Operating income (loss) and operating margin by segment by quarter

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,680	5,472	6,850	5,656	3,544	3,371
Digital Services	-1,405	-1,798	-7,087	-1,784	-2,374	-2,607
Managed Services	203	1,252	285	409	299	100
Emerging Business and Other	-739	-30	-1,900	-1,040	-1,304	-1,176

Total	3,739	4,896	-1,852	3,241	165	-312

	2019		2018
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15.0%	16.3%	16.5%	15.7%	10.9%	11.8%
Digital Services	-15.6%	-23.0%	-54.5%	-19.9%	-26.9%	-35.9%
Managed Services	3.2%	21.4%	4.1%	6.3%	4.6%	1.7%
Emerging Business and Other	-44.1%	-1.7%	-83.3%	-42.9%	-63.5%	-71.2%

Total	6.8%	10.0%	-2.9%	6.0%	0.3%	-0.7%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,152	5,472	19,421	12,571	6,915	3,371
Digital Services	-3,203	-1,798	-13,852	-6,765	-4,981	-2,607
Managed Services	1,455	1,252	1,093	808	399	100
Emerging Business and Other	-769	-30	-5,420	-3,520	-2,480	-1,176

Total	8,635	4,896	1,242	3,094	-147	-312

	2019		2018
Year to date As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.6%	16.3%	14.0%	13.0%	11.3%	11.8%
Digital Services	-19.1%	-23.0%	-36.4%	-27.0%	-30.9%	-35.9%
Managed Services	11.9%	21.4%	4.2%	4.3%	3.2%	1.7%
Emerging Business and Other	-22.4%	-1.7%	-64.5%	-57.4%	-66.9%	-71.2%

Total	8.3%	10.0%	0.6%	2.1%	-0.2%	-0.7%

30 Ericsson | Second Quarter Report 2019	Additional information

EBITA and EBITA margin by segment by quarter

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,716	5,552	6,916	5,722	3,618	3,461
Digital Services	-1,268	-1,638	-6,911	-1,608	-2,204	-2,443
Managed Services	205	1,253	288	411	303	105
Emerging Business and Other	-688	43	-1,524	-940	-1,202	-1,088

Total	3,965	5,210	-1,231	3,585	515	35

	2019		2018
Isolated quarters As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15.1%	16.6%	16.6%	15.9%	11.2%	12.1%
Digital Services	-14.1%	-21.0%	-53.1%	-17.9%	-25.0%	-33.6%
Managed Services	3.2%	21.4%	4.2%	6.4%	4.6%	1.8%
Emerging Business and Other	-41.0%	2.5%	-66.8%	-38.8%	-58.5%	-65.9%

Total	7.2%	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,268	5,552	19,717	12,801	7,079	3,461
Digital Services	-2,906	-1,638	-13,166	-6,255	-4,647	-2,443
Managed Services	1,458	1,253	1,107	819	408	105
Emerging Business and Other	-645	43	-4,754	-3,230	-2,290	-1,088

Total	9,175	5,210	2,904	4,135	550	35

	2019		2018
Year to date As a percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.8%	16.6%	14.2%	13.2%	11.6%	12.1%
Digital Services	-17.3%	-21.0%	-34.6%	-24.9%	-28.9%	-33.6%
Managed Services	12.0%	21.4%	4.3%	4.3%	3.3%	1.8%
Emerging Business and Other	-18.8%	2.5%	-56.5%	-52.7%	-61.8%	-65.9%

Total	8.8%	10.7%	1.4%	2.8%	0.6%	0.1%

31 Ericsson | Second Quarter Report 2019	Additional information

Net sales by market area by quarter

	2019		2018 3)
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6,965	6,148	8,244	7,985	6,981	6,379
North East Asia	6,516	3,824	8,387	5,773	4,764	3,385
North America	17,699	16,171	17,999	14,933	14,337	11,317
Europe and Latin America 1) 2)	14,085	13,124	17,909	14,697	13,999	12,958
Middle East and Africa	5,641	5,412	6,828	5,841	5,801	5,868
Other 1) 2)	3,904	4,227	4,442	4,581	3,926	3,504

Total	54,810	48,906	63,809	53,810	49,808	43,411

1) Of which in Sweden	149	192	375	429	596	915
2) Of which in EU	8,385	7,957	10,319	8,481	8,619	8,522

	2019		2018
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	13%	-25%	3%	14%	9%	-19%
North East Asia	70%	-54%	45%	21%	41%	-48%
North America	9%	-10%	21%	4%	27%	-23%
Europe and Latin America 1) 2)	7%	-27%	22%	5%	8%	-22%
Middle East and Africa	4%	-21%	17%	1%	-1%	-25%
Other 1) 2)	-8%	-5%	-3%	17%	12%	-20%

Total	12%	-23%	19%	8%	15%	-25%

1) Of which in Sweden	-22%	-49%	-13%	-28%	-35%	5%
2) Of which in EU	5%	-23%	22%	-2%	1%	-21%

	2019		2018
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	0%	-4%	5%	2%	-3%	-24%
North East Asia	37%	13%	30%	2%	-19%	-39%
North America	23%	43%	23%	21%	11%	-6%
Europe and Latin America 1) 2)	1%	1%	7%	11%	1%	8%
Middle East and Africa	-3%	-8%	-13%	-9%	-5%	6%
Other 1) 2)	-1%	21%	2%	19%	-7%	-17%

Total	10%	13%	10%	9%	-1%	-9%

1) Of which in Sweden	-75%	-79%	-57%	-35%	-24%	-10%
2) Of which in EU	-3%	-7%	-5%	-2%	-1%	2%

	2019		2018 3)
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	13,113	6,148	29,589	21,345	13,360	6,379
North East Asia	10,340	3,824	22,309	13,922	8,149	3,385
North America	33,870	16,171	58,586	40,587	25,654	11,317
Europe and Latin America 1) 2)	27,209	13,124	59,563	41,654	26,957	12,958
Middle East and Africa	11,053	5,412	24,338	17,510	11,669	5,868
Other 1) 2)	8,131	4,227	16,453	12,011	7,430	3,504

Total	103,716	48,906	210,838	147,029	93,219	43,411

1) Of which in Sweden	341	192	2,315	1,940	1,511	915
2) Of which in EU	16,342	7,957	35,941	25,622	17,141	8,522

	2019		2018
Year to date, year-over-year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-2%	-4%	-6%	-9%	-15%	-24%
North East Asia	27%	13%	-5%	-19%	-29%	-39%
North America	32%	43%	13%	9%	3%	-6%
Europe and Latin America 1) 2)	1%	1%	7%	6%	4%	8%
Middle East and Africa	-5%	-8%	-6%	-3%	0%	6%
Other 1) 2)	9%	21%	-1%	-2%	-12%	-17%

Total	11%	13%	3%	0%	-5%	-9%

1) Of which in Sweden	-77%	-79%	-31%	-21%	-16%	-10%
2) Of which in EU	-5%	-7%	-1%	0%	1%	2%

3)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Changes applied in Q1 2019”.

32 Ericsson | Second Quarter Report 2019	Additional information

Top 5 countries in sales

	Q2		Jan-Jun
Country Percentage of Net sales	2019	2018	2019	2018
United States	33%	30%	34%	29%
China	7%	6%	6%	5%
India	4%	5%	4%	5%
South Korea	4%	2%	3%	2%
Australia	3%	3%	3%	3%

Net sales by market area by segment

	Q2 2019					Jan-Jun 2019
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	4,995	918	1,037	15	6,965	9,530	1,737	1,819	27	13,113
North East Asia	5,357	925	204	30	6,516	8,176	1,625	469	70	10,340
North America	14,243	2,225	1,199	32	17,699	27,513	4,034	2,269	54	33,870
Europe and Latin America	8,129	2,940	2,925	91	14,085	15,691	5,533	5,801	184	27,209
Middle East and Africa	3,104	1,579	957	1	5,641	6,209	3,021	1,820	3	11,053
Other	1,991	404	1	1,508	3,904	4,181	858	1	3,091	8,131

Total	37,819	8,991	6,323	1,677	54,810	71,300	16,808	12,179	3,429	103,716

Share of total	69%	16%	12%	3%	100%	69%	16%	12%	3%	100%

	Q2 2019
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	10%	12%	33%	25%	13%
North East Asia	90%	32%	-23%	-25%	70%
North America	7%	23%	12%	45%	9%
Europe and Latin America	7%	13%	2%	-2%	7%
Middle East and Africa	0%	10%	11%	-50%	4%
Other	-9%	-11%	—	-5%	-8%

Total	13%	15%	8%	-4%	12%

	Q2 2019					Jan-Jun 2019
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	0%	-15%	13%	650%	0%	1%	-25%	11%	170%	-2%
North East Asia	49%	17%	-45%	275%	37%	40%	7%	-38%	119%	27%
North America	25%	4%	46%	52%	23%	33%	16%	60%	10%	32%
Europe and Latin America	7%	2%	-15%	15%	1%	5%	8%	-13%	25%	1%
Middle East and Africa	-2%	-3%	-4%	-88%	-3%	-8%	1%	-6%	-75%	-5%
Other	20%	24%	-200%	-22%	-1%	26%	29%	—	-11%	9%

Total	17%	2%	-3%	-18%	10%	17%	4%	-2%	-7%	11%

33 Ericsson | Second Quarter Report 2019	Additional information

IPR licensing revenues by segment by quarter

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,845	2,066	1,759	1,755	1,486	1,522
Digital Services	404	454	387	385	326	334

Total	2,249	2,520	2,146	2,140	1,812	1,856

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	3,911	2,066	6,522	4,763	3,008	1,522
Digital Services	858	454	1,432	1,045	660	334

Total	4,769	2,520	7,954	5,808	3,668	1,856

Provisions

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	12,033	16,008	8,695	9,534	9,030	9,879
Additions	1,423	1,401	8,930	1,491	1,974	1,315
Utilization/Cash out	-2,084	-1,676	-1,436	-1,774	-1,486	-2,216
Of which restructuring	-378	-557	-656	-1,236	-832	-1,424
Reversal of excess amounts	-88	-125	-290	-127	-191	-117
Reclassification, translation difference and other	74	-3,575	109	-429	207	169

Closing balance	11,358	12,033	16,008	8,695	9,534	9,030

Of which restructuring	1,743	2,059	6,438	2,960	4,029	3,524

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	16,008	16,008	9,879	9,879	9,879	9,879
Additions	2,824	1,401	13,710	4,780	3,289	1,315
Utilization/Cash out	-3,760	-1,676	-6,912	-5,476	-3,702	-2,216
Of which restructuring	-935	-557	-4,148	-3,492	-2,256	-1,424
Reversal of excess amounts	-213	-125	-725	-435	-308	-117
Reclassification, translation difference and other	-3,501	-3,575	56	-53	376	169

Closing balance	11,358	12,033	16,008	8,695	9,534	9,030

Of which restructuring	1,743	2,059	6,438	2,960	4,029	3,524

34 Ericsson | Second Quarter Report 2019	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,098	1,314	1,080	1,088	951	856
Capitalized development expenses	446	457	195	151	325	254
IPR, brands and other intangible assets	—	1	27	—	1	—

Total	1,544	1,772	1,302	1,239	1,277	1,100

Depreciation, amortization and impairment losses
Property, plant and equipment	919	880	965	870	1,080	928
Capitalized development expenses	449	520	884	678	635	616
Goodwill, IPR, brands and other intangible assets	226	314	620	345	350	347

Total	1,594	1,714	2,469	1,893	2,065	1,891

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,412	1,314	3,975	2,895	1,807	856
Capitalized development expenses	903	457	925	730	579	254
IPR, brands and other intangible assets	1	1	28	1	1	—

Total	3,316	1,772	4,928	3,626	2,387	1,110

Depreciation, amortization and impairment losses
Property, plant and equipment	1,799	880	3,843	2,878	2,008	928
Capitalized development expenses	969	520	2,813	1,929	1,251	616
Goodwill, IPR, brands and other intangible assets	540	314	1,662	1,042	697	347

Total	3,308	1,714	8,318	5,849	3,956	1,891

35 Ericsson | Second Quarter Report 2019	Additional information

Other information

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	29	43	29	43	37
Number of shares outstanding, basic, end of period (million)	3,305	3,291	3,305	3,291	3,297
Numbers of shares outstanding, diluted, end of period (million)	3,327	3,323	3,327	3,323	3,323
Average number of treasury shares (million)	30	44	32	46	43
Average number of shares outstanding, basic (million)	3,304	3,290	3,302	3,288	3,291
Average number of shares outstanding, diluted (million) 1)	3,325	3,322	3,324	3,321	3,318
Earnings (loss) per share, basic (SEK)	0.52	-0.58	1.22	-0.83	-1.98
Earnings (loss) per share, diluted (SEK) 1)	0.51	-0.58	1.21	-0.83	-1.98
Earnings (loss) per share (Non-IFRS), diluted (SEK) 2)	0.59	-0.09	1.39	0.02	0.27
Ratios
Days sales outstanding	—	—	95	99	91
Inventory turnover days	91	83	92	83	70
Payable days	82	77	86	82	72
Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	30.1%	35.3%	32.7%
Return on equity (%)	8.1%	-8.1%	9.4%	-5.8%	-7.1%
Return on capital employed (%)	9.2%	0.4%	11.0%	-0.2%	0.8%
Capital turnover (times)	1.4	1.3	1.3	1.2	1.4
Free cash flow	2,230	-611	6,590	-313	2,968
Cash conversion (%)	73.2%	-556.8%	90.0%	-238.5%	601.2%
Exchange rates used in the consolidation
SEK/EUR- closing rate	—	—	10.55	10.44	10.25
SEK/USD- closing rate	—	—	9.27	8.97	8.94

Other
Market area inventory, end of period	21,205	19,739	21,205	19,739	16,505
Export sales from Sweden	28,356	24,978	50,842	45,657	109,969

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2019		2018 2)
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	23,942	24,051	23,959	23,607	23,516	23,623
North East Asia	13,334	13,169	12,788	12,495	12,303	12,321
North America	9,342	9,246	9,727	9,459	9,510	9,798
Europe and Latin America 1)	43,846	43,833	44,522	44,594	45,643	47,437
Middle East and Africa	4,292	4,281	4,363	4,344	4,288	4,402

Total	94,756	94,580	95,359	94,499	95,260	97,581

1) Of which in Sweden	12,549	12,455	12,502	12,679	13,431	13,763

2)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Changes applied in Q1 2019”.

36 Ericsson | Second Quarter Report 2019	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-26	-65	-4,054	-204	-937	-743
Research and development expenses	-49	-118	-251	-214	-502	-326
Selling and administrative expenses	-43	-23	-106	-134	-441	-103

Total	-118	-206	-4,411	-552	-1,880	-1,172

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-91	-65	-5,938	-1,884	-1,680	-743
Research and development expenses	-167	-118	-1,293	-1,042	-828	-326
Selling and administrative expenses	-66	-23	-784	-678	-544	-103

Total	-324	-206	-8,015	-3,604	-3,052	-1,172

Restructuring charges by segment

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-5	-10	-425	-128	-749	-479
of which cost of sales	9	-3	-439	-63	-469	-415
of which operating expenses	-14	-7	14	-65	-280	-64
Digital Services	-93	-187	-3,545	-358	-882	-581
of which cost of sales	-27	-60	-3,369	-111	-303	-226
of which operating expenses	-66	-127	-176	-247	-579	-355
Managed Services	1	-2	-70	-32	-123	-51
of which cost of sales	3	-1	-69	-28	-103	-48
of which operating expenses	-2	-1	-1	-4	-20	-3
Emerging Business and Other	-21	-7	-371	-34	-126	-61
of which cost of sales	-11	-1	-177	-2	-62	-54
of which operating expenses	-10	-6	-194	-32	-64	-7

Total	-118	-206	-4,411	-552	-1,880	-1,172

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-15	-10	-1,781	-1,356	-1,228	-479
of which cost of sales	6	-3	-1,386	-947	-884	-415
of which operating expenses	-21	-7	-395	-409	-344	-64
Digital Services	-280	-187	-5,366	-1,821	-1,463	-581
of which cost of sales	-87	-60	-4,009	-640	-529	-226
of which operating expenses	-193	-127	-1,357	-1,181	-934	-355
Managed Services	-1	-2	-276	-206	-174	-51
of which cost of sales	2	-1	-248	-179	-151	-48
of which operating expenses	-3	-1	-28	-27	-23	-3
Emerging Business and Other	-28	-7	-592	-221	-187	-61
of which cost of sales	-12	-1	-295	-118	-116	-54
of which operating expenses	-16	-6	-297	-103	-71	-7

Total	-324	-206	-8,015	-3,604	-3,052	-1,172

37 Ericsson | Second Quarter Report 2019	Items excluding restructuring charges

Gross income (loss) and gross margin excluding restructuring charges by segment

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15,661	14,458	17,065	14,898	13,034	11,542
Digital Services	3,338	2,938	2,129	3,319	3,761	3,118
Managed Services	776	1,037	850	833	912	539
Emerging Business and Other	322	411	389	784	563	402

Total	20,097	18,844	20,433	19,834	18,270	15,601

	2019		2018
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.4%	43.2%	41.0%	41.5%	40.2%	40.4%
Digital Services	37.1%	37.6%	16.4%	36.9%	42.6%	42.9%
Managed Services	12.3%	17.7%	12.4%	12.9%	14.0%	9.1%
Emerging Business and Other	19.2%	23.5%	17.1%	32.3%	27.4%	24.3%

Total	36.7%	38.5%	32.0%	36.9%	36.7%	35.9%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	30,119	14,458	56,539	39,474	24,576	11,542
Digital Services	6,276	2,938	12,327	10,198	6,879	3,118
Managed Services	1,813	1,037	3,134	2,284	1,451	539
Emerging Business and Other	733	411	2,138	1,749	965	402

Total	38,941	18,844	74,138	53,705	33,871	15,601

	2019		2018
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42.2%	43.2%	40.8%	40.7%	40.3%	40.4%
Digital Services	37.3%	37.6%	32.4%	40.7%	42.7%	42.9%
Managed Services	14.9%	17.7%	12.2%	12.1%	11.7%	9.1%
Emerging Business and Other	21.4%	23.5%	25.4%	28.5%	26.0%	24.3%

Total	37.5%	38.5%	35.2%	36.5%	36.3%	35.9%

38 Ericsson | Second Quarter Report 2019	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5,685	5,482	7,275	5,784	4,293	3,850
Digital Services	-1,312	-1,611	-3,542	-1,426	-1,492	-2,026
Managed Services	202	1,254	355	441	422	151
Emerging Business and Other	-718	-23	-1,529	-1,006	-1,178	-1,115

Total	3,857	5,102	2,559	3,793	2,045	860

	2019		2018
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15.0%	16.4%	17.5%	16.1%	13.3%	13.5%
Digital Services	-14.6%	-20.6%	-27.2%	-15.9%	-16.9%	-27.9%
Managed Services	3.2%	21.4%	5.2%	6.8%	6.5%	2.6%
Emerging Business and Other	-42.8%	-1.3%	-67.1%	-41.5%	-57.4%	-67.5%

Total	7.0%	10.4%	4.0%	7.0%	4.1%	2.0%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,167	5,482	21,202	13,927	8,143	3,850
Digital Services	-2,923	-1,611	-8,486	-4,944	-3,518	-2,026
Managed Services	1,456	1,254	1,369	1,014	573	151
Emerging Business and Other	-741	-23	-4,828	-3,299	-2,293	-1,115

Total	8,959	5,102	9,257	6,698	2,905	860

	2019		2018
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.7%	16.4%	15.3%	14.4%	13.4%	13.5%
Digital Services	-17.4%	-20.6%	-22.3%	-19.7%	-21.9%	-27.9%
Managed Services	12.0%	21.4%	5.3%	5.4%	4.6%	2.6%
Emerging Business and Other	-21.6%	-1.3%	-57.4%	-53.8%	-61.9%	-67.5%

Total	8.6%	10.4%	4.4%	4.6%	3.1%	2.0%

39 Ericsson | Second Quarter Report 2019	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

The implementation of IFRS 16 “Leasing” as of January 1, 2019, has had an impact on many of the APMs for 2019. For more information, see “Accounting polices” in this report. The APMs for 2018 has not changed. The definition of the APM Net cash has been clarified.

The Company has decided to change the definition of Return on capital employed (ROCE) and no longer include Financial income in the calculation from Q2 2019. The Company believes the updated definition is a better way of reflecting the underlying results of the operation of the Company. The prior periods have been restated to reflect the change.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2018.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2019		2018
Isolated quarter, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	54,810	48,906	63,809	53,810	49,808	43,411
Acquired business	—	—	—	—	—	—
Net FX impact	-2,538	-2,932	-3,549	-3,748	-263	3,328
Comparable net sales, excluding FX impact	52,272	45,974	60,260	50,062	49,545	46,739
Comparable quarter net sales adjusted for divested business 1)	49,055	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	7%	7%	4%	1%	-1%	-2%

	2019		2018
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	103,716	48,906	210,838	147,029	93,219	43,411
Acquired business	—	—	—	—	—	—
Net FX impact	-5,470	-2,932	-4,232	-683	3,065	3,328
Comparable net sales, excluding FX impact	98,246	45,974	206,606	146,346	96,284	46,739
Comparable quarter net sales adjusted for divested business 1)	92,016	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	7%	7%	1%	-1%	-2%	-2%

1)	Adjusted for MediaKind divestment.

40 Ericsson | Second Quarter Report 2019	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	20,071	18,779	16,379	19,630	17,333	14,858
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
Gross margin (%)	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%

Gross income	20,071	18,779	16,379	19,630	17,333	14,858
Restructuring charges included in cost of sales	26	65	4,054	204	937	743
Gross income, excluding restructuring charges	20,097	18,844	20,433	19,834	18,270	15,601
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
Gross margin, excluding restructuring charges (%)	36.7%	38.5%	32.0%	36.9%	36.7%	35.9%

Operating expenses	-16,331	-14,639	-17,964	-16,422	-17,205	-15,257
Restructuring charges included in R&D expenses	49	118	251	214	502	326
Restructuring charges included in selling and administrative expenses	43	23	106	134	441	103
Operating expenses, excluding restructuring charges	-16,239	-14,498	-17,607	-16,074	-16,262	-14,828

Operating income (loss)	3,739	4,896	-1,852	3,241	165	-312
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
Operating margin (%)	6.8%	10.0%	-2.9%	6.0%	0.3%	-0.7%

Operating income (loss)	3,739	4,896	-1,852	3,241	165	-312
Total restructuring charges	118	206	4,411	552	1,880	1,172
Operating income (loss), excluding restructuring charges	3,857	5,102	2,559	3,793	2,045	860
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
Operating margin, excluding restructuring charges (%)	7.0%	10.4%	4.0%	7.0%	4.1%	2.0%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	38,850	18,779	68,200	51,821	32,191	14,858
Net sales	103,716	48,906	210,838	147,029	93,219	43,411
Gross margin (%)	37.5%	38.4%	32.3%	35.2%	34.5%	34.2%

Gross income	38,850	18,779	68,200	51,821	32,191	14,858
Restructuring charges included in cost of sales	91	65	5,938	1,884	1,680	743
Gross income, excluding restructuring charges	38,941	18,844	74,138	53,705	33,871	15,601
Net sales	103,716	48,906	210,838	147,029	93,219	43,411
Gross margin, excluding restructuring charges (%)	37.5%	38.5%	35.2%	36.5%	36.3%	35.9%

Operating expenses	-30,970	-14,639	-66,848	-48,884	-32,462	-15,257
Restructuring charges included in R&D expenses	167	118	1,293	1,042	828	326
Restructuring charges included in selling and administrative expenses	66	23	784	678	544	103
Operating expenses, excluding restructuring charges	-30,737	-14,498	-64,771	-47,164	-31,090	-14,828

Operating income (loss)	8,635	4,896	1,242	3,094	-147	-312
Net sales	103,716	48,906	210,838	147,029	93,219	43,411
Operating margin (%)	8.3%	10.0%	0.6%	2.1%	-0.2%	-0.7%

Operating income (loss)	8,635	4,896	1,242	3,094	-147	-312
Total restructuring charges	324	206	8,015	3,604	3,052	1,172
Operating income (loss), excluding restructuring charges	8,959	5,102	9,257	6,698	2,905	860
Net sales	103,716	48,906	210,838	147,029	93,219	43,411
Operating margin, excluding restructuring charges (%)	8.6%	10.4%	4.4%	4.6%	3.1%	2.0%

41 Ericsson | Second Quarter Report 2019	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	1,847	2,403	-6,497	2,748	-1,802	-725
Taxes	1,451	1,888	3,930	-146	1,157	-128
Financial income and expenses, net	441	605	715	639	810	541
Amortization and write-downs of acquired intangibles	226	314	621	344	350	347
EBITA	3,965	5,210	-1,231	3,585	515	35
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
EBITA margin (%)	7.2%	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	4,250	2,403	-6,276	221	-2,527	-725
Taxes	3,339	1,888	4,813	883	1,029	-128
Financial income and expenses, net	1,046	605	2,705	1,990	1,351	541
Amortization and write-downs of acquired intangibles	540	314	1,662	1,041	697	347
EBITA	9,175	5,210	2,904	4,135	550	35
Net sales	103,716	48,906	210,838	147,029	93,219	43,411
EBITA margin (%)	8.8%	10.7%	1.4%	2.8%	0.6%	0.1%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	1,847	2,403	-6,497	2,748	-1,802	-725
Net income reconciled to cash	4,952	5,481	-98	2,916	-259	-1,005
Cash flow from operating activities	3,623	5,765	4,287	2,040	1,442	1,573
Cash conversion (%)	73.2%	105.2%	-4374.5%	70.0%	-556.8%	-156.5%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	4,250	2,403	-6,276	221	-2,527	-725
Net income reconciled to cash	10,433	5,481	1,554	1,652	-1,264	-1,005
Cash flow from operating activities	9,388	5,765	9,342	5,055	3,015	1,573
Cash conversion (%)	90.0%	105.2%	601.2%	306.0%	-238.5%	-156.5%

42 Ericsson | Second Quarter Report 2019	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2019		2018
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	45,498	45,453	38,389	36,058	37,049	36,697
+ Interest-bearing securities, current	6,367	3,183	6,625	6,591	8,304	5,453
+ Interest-bearing securities, non-current	17,091	23,022	23,982	23,014	21,501	27,104
Gross cash, end of period	68,956	71,658	68,996	65,663	66,854	69,254
- Borrowings, current	2,160	3,015	2,255	2,463	2,642	2,554
- Borrowings, non-current	33,040	32,533	30,870	31,187	31,131	31,134
Net cash, end of period	33,756	36,110	35,871	32,013	33,081	35,566

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2019		2018
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	280,447	283,958	268,761	264,848	265,322	260,681

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,646	2,670	5,471	3,420	2,819	2,597
Deferred tax liabilities	1,178	792	670	1,274	1,332	1,325
Other non-current liabilities	2,160	2,118	4,346	4,456	4,549	2,792
Provisions, current	8,712	9,363	10,537	5,275	6,715	6,435
Contract liabilities	37,264	38,605	29,348	30,108	30,959	30,391
Trade payables	31,388	30,842	29,883	28,914	28,563	26,453
Other current liabilities	33,351	38,528	38,891	36,323	35,746	37,888
Capital employed	163,748	161,040	149,615	155,078	154,639	152,800

Capital turnover

Annualized net sales divided by average capital employed.

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	54,810	48,906	63,809	53,810	49,808	43,411
Annualized net sales	219,240	195,624	255,236	215,240	199,232	173,644
Average capital employed
Capital employed at beginning of period	161,040	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	162,394	155,328	152,347	154,859	153,720	154,213
Capital turnover (times)	1.4	1.3	1.7	1.4	1.3	1.1

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	103,716	48,906	210,838	147,029	93,219	43,411
Annualized net sales	207,432	195,624	210,838	196,039	186,438	173,644
Average capital employed
Capital employed at beginning of period	149,615	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	156,682	155,328	152,620	155,352	155,132	154,213
Capital turnover (times)	1.3	1.3	1.4	1.3	1.2	1.1

43 Ericsson | Second Quarter Report 2019	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed.

The definition is updated. Refer to the clarification provided at the beginning of the APM section.

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	3,739	4,896	-1,852	3,241	165	-312
Annualized operating income (loss)	14,956	19,584	-7,408	12,964	660	-1,248
Average capital employed
Capital employed at beginning of period	161,040	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	162,394	155,328	152,347	154,859	153,720	154,213
Return on capital employed (%)	9.2%	12.6%	-4.9%	8.4%	0.4%	-0.8%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	8,635	4,896	1,242	3,094	-147	-312
Annualized operating income (loss)	17,270	19,584	1,242	4,125	-294	-1,248
Average capital employed
Capital employed at beginning of period	149,615	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	156,682	155,328	152,620	155,352	155,132	154,213
Return on capital employed (%)	11.0%	12.6%	0.8%	2.7%	-0.2%	-0.8%

Equity ratio

Equity, expressed as a percentage of total assets.

	2019		2018
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	84,533	84,532	87,770	95,953	93,560	93,466
Total assets	280,447	283,958	268,761	264,848	265,322	260,681
Equity ratio (%)	30.1%	29.8%	32.7%	36.2%	35.3%	35.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to stockholders of the parent company	1,705	2,317	-6,553	2,745	-1,885	-837
Annualized	6,820	9,268	-26,212	10,980	-7,540	-3,348
Average stockholders’ equity
Stockholders’ equity, beginning of period	84,619	86,978	95,087	92,689	92,703	95,952
Stockholders’ equity, end of period	84,488	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	84,554	85,799	91,033	93,888	92,696	94,328
Return on equity (%)	8.1%	10.8%	-28.8%	11.7%	-8.1%	-3.5%

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to stockholders of the parent company	4,022	2,317	-6,530	23	-2,722	-837
Annualized	8,044	9,268	-6,530	31	-5,444	-3,348
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,978	86,978	95,952	95,952	95,952	95,952
Stockholders’ equity, end of period	84,488	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	85,733	85,799	91,465	95,520	94,321	94,328
Return on equity (%)	9.4%	10.8%	-7.1%	0.0%	-5.8%	-3.5%

44 Ericsson | Second Quarter Report 2019	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2019		2018
Isolated quarters, SEK	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	0.51	0.70	-1.99	0.83	-0.58	-0.25
Restructuring charges	0.02	0.05	1.06	0.12	0.41	0.30
Amortization and write-downs of acquired intangibles	0.06	0.05	0.16	0.08	0.08	0.06
Earnings (loss) per share (non-IFRS)	0.59	0.80	-0.77	1.03	-0.09	0.11

	2019		2018
Year to date, SEK	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	1.21	0.70	-1.98	0.01	-0.83	-0.25
Restructuring charges	0.07	0.05	1.88	0.82	0.71	0.30
Amortization and write-downs of acquired intangibles	0.11	0.05	0.37	0.21	0.14	0.06
Earnings (loss) per share (non-IFRS)	1.39	0.80	0.27	1.04	0.02	0.11

Free cash flow and free cash flow excluding M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2019		2018
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	3,623	5,765	4,287	2,040	1,442	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,098	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	184	232	57	102	52	123
Product development	-446	-457	-195	-151	-325	-254
Other investing activities	-36	-165	-96	-190	-398	161
Free cash flow excluding M&A	2,227	4,061	2,973	713	-180	747
Acquisitions/divestments of subsidiaries and other operations, net	3	299	20	-425	-431	-449
Free cash flow	2,230	4,360	2,993	288	-611	298

	2019		2018
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	9,388	5,765	9,342	5,055	3,015	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-2,412	-1,314	-3,975	-2,895	-1,807	-856
Sales of property, plant and equipment	416	232	334	277	175	123
Product development	-903	-457	-925	-730	-579	-254
Other investing activities	-201	-165	-523	-427	-237	161
Free cash flow excluding M&A	6,288	4,061	4,253	1,280	567	747
Acquisitions/divestments of subsidiaries and other operations, net	302	299	-1,285	-1,305	-880	-449
Free cash flow	6,590	4,360	2,968	-25	-313	298

45 Ericsson | Second Quarter Report 2019	Alternative performance measures